United States securities and exchange commission logo





                              July 18, 2023

       Mohanraj Ramasamy
       Chief Executive Officer
       SRIVARU Holding Ltd
       2nd Floor, Regatta Office Park, West Bay Road
       P.O. Box 10655
       Grand Cayman, KY1-1006
       Cayman Islands

                                                        Re: SRIVARU Holding Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed July 7, 2023
                                                            File No. 333-272717

       Dear Mohanraj Ramasamy:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 30, 2023, letter.

       Amendment No. 1 to F-4

       Material Tax Considerations
       Material U.S. Federal Income Tax Considerations
       Effects of the Merger, page 128

   1. We note that you have filed a short form tax opinion as Exhibit 8.1 which states that the discussion in this
section is the opinion of tax counsel. Please revise your disclosure here to state that the
discussion reflects the opinion of counsel. We note also your disclosure in this section that no
assurance can be given that the merger qualifies as a reorganization.
                                                        Since Exhibit 8.1
states that this discussion constitutes the opinion of counsel, please have
 Mohanraj Ramasamy
SRIVARU Holding Ltd
July 18, 2023
Page 2
         counsel provide an opinion as to the material tax consequences of the merger. If there is uncertainty regarding the tax treatment of the transactions, counsel may make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. Refer to Sections III.B.2 and III.C of Staff Legal Bulletin
19.
Item 21. Exhibits and Financial Statement Schedules
Exhibit 5.1, page II-2

2. Please have counsel remove the assumption in paragraph 6 since the staff considers it inappropriate for counsel assume any of the material facts underlying the opinion, including that the company has sufficient authorized shares. Refer to
Section II.B.3.a of
         Staff Legal Bulletin No. 19.
       You may contact Mindy Hooker at 202-551-3732 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any other questions.



FirstName LastNameMohanraj Ramasamy                            Sincerely,
Comapany NameSRIVARU Holding Ltd
                                                               Division of
Corporation Finance
July 18, 2023 Page 2                                           Office of
Manufacturing
FirstName LastName